

December 4, 2012

Via E-mail
Craig T. Monaghan
Chief Executive Officer and President
Asbury Automotive Group, Inc.
2905 Premiere Parkway, NW, Suite 300
Duluth, Georgia 30097

> **Re: Asbury Automotive Group, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2011
>   Filed February 22, 2012
>   File No. 1-31262**

Dear Mr. Monaghan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Application of Critical Accounting Estimates, page 55

Used Vehicle Inventory Lower of Cost or Market Reserves, page 56

1.   We note that you use the specific identification method to value your vehicle inventories and that you maintain a "reserve" for specific inventory units where cost basis exceeds fair value. Please tell us more about the specific policies and procedures you apply when arriving at the loss reserve. Also, please clarify whether your use of the term "reserve" in this context is synonymous with "permanent inventory write-down." In this regard, please tell us whether your reserves can be reversed.

<u>Financial Statements, page 61</u>

<u>General</u>

2.   We note your risk factor disclosure on page 16 that many of your subsidiaries are subject to restrictions on payments to you under their franchise agreements, dealer agreements, other agreements with manufacturers, mortgages and credit facilities. In light of these restrictions, please tell us the amount of restricted net assets of subsidiaries, as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed fiscal year and how you computed the amount. If restricted net assets of subsidiaries exceed 25 percent of consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e)(3) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

<u>Note 2. Summary of Significant Accounting Policies, page 65</u>

<u>Earnings per Common Share, page 68</u>

3.   We note your disclosure on page 88 that certain restricted stock grants provide the holder voting and dividend rights prior to vesting. Please disclose whether dividends are non-forfeitable, and if they are, tell us your consideration of whether restricted stock awards are participating securities that require application of the two-class method in computing earnings per common share. Refer to ASC 260-10-45-59A through 70.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief